EXHIBIT 99.1

Calyxt and Cibus Announce the Signing of a Definitive Merger Agreement

NEW YORK, Jan. 17, 2023 (GLOBE NEWSWIRE) -- Cellectis (Euronext Growth: ALCLS - Nasdaq: CLLS), a clinical-stage biotechnology company using its gene editing platform to deliver life-saving cell and gene therapies, announced today that Cibus Global LLC, a Delaware limited liability company (“Cibus”), and Calyxt, Inc. (NASDAQ: CLXT) (“Calyxt”), announced that Calyxt and Calypso Merger Subsidiary, LLC, a Delaware limited liability company and wholly-owned subsidiary of Calyxt, entered into an Agreement and Plan of Merger with Cibus and certain other parties named therein (the “Merger Agreement”), pursuant to which, subject to the terms and conditions thereof, Calyxt and Cibus will merge in an all-stock transaction.

The transaction combines two companies in agriculture-based gene editing, with facilities for trait development and next-generation plant breeding.

Cellectis currently holds a 49.1% equity interest in Calyxt. Following the closing of the merger, Cellectis is expected to own approximately 2.5% of the equity interests of the combined company. In connection with the Merger Agreement, Cellectis executed a voting agreement with Cibus to vote in favor of and approve all the transactions contemplated by the Merger Agreement, subject to the terms and conditions thereof.

The closing of the transaction is subject to the approval of Calyxt’s stockholders, the approval of Cibus’ members, the receipt of required regulatory approvals (to the extent applicable) and satisfaction of other customary closing conditions. In connection with the transaction, Calyxt will file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission, registering the issuance of the shares of common stock to be issued as merger consideration. The closing of the transaction is currently expected to occur in the second quarter of 2023.

About Cellectis

Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. Cellectis utilizes an allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to make therapeutic gene editing in hemopoietic stem cells for various diseases. As a clinical-stage biopharmaceutical company with over 22 years of experience and expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to treat diseases with unmet medical needs. Cellectis’ headquarters are in Paris, France, with locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). For more information, visit www.cellectis.com. Follow Cellectis on social media: @cellectis, LinkedIn and YouTube

Forward-looking Statements

This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “anticipate,” “approximately,” “can,” “could,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “scheduled,” “should,” and “will,” or the negative of these and similar expressions. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, (ii) uncertainties as to the timing and the ability of Calyxt and Cibus to correctly estimate and manage their respective operating expenses and expenses associated with the proposed transaction, and (iii) uncertainties regarding the impact that any delay in the closing would have on the anticipated cash resources of the combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2021 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, which are available on the SEC’s website at www.sec.gov, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

For further information, please contact:

Media contacts:
Pascalyne Wilson, Director, Communications, +33 (0)7 76 99 14 33, media@cellectis.com

Investor Relation contacts:
Arthur Stril, Chief Business Officer, +1 (347) 809 5980, investors@cellectis.com
Ashley R. Robinson, LifeSci Advisors, +1 617 430 7577

Attachment

  20230117_PRESS RELEASE_EN_Calyxt (https://ml.globenewswire.com/Resource/Download/9a8eeece-4694-44db-b408-59f5e9c4e934)